FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

For June 16, 2006

Euro Tech Holdings Company Limited
(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

Item 5. Other Events

Resignation of ( Non-Executive) Director and Appointment of New Director to Fill Vacancy

On June 16, 2006, Lau Siu Hung resigned as a member of the Board of Directors of the Registrant and a Member of that Board’s Audit Committee, advising that his other business interests did not allow him sufficient time to devote to the Company’s affairs.

To fill the vacancy on the Registrant’s Board of Directors and Audit Committee, Mr. Weng Li Da was appointed as an independent director of the Board of Directors of the Company and a member of the Board’s Audit Committee on June 16, 2006. Mr. Weng Li Da is 61 years of age. From 1993 until January 2005, he was the General Director of the Yangtze Valley Water Resources Protection Bureau (“YVWRPB”). Mr. Weng Li Da was employed by the YVWRPB in various positions, for more than 25 years, before he became the General Director in 1993. Since 2005, he has been the Secretary General of Yangtze Forum, a group of governments, businesses, universities and research institutes meeting on occasion to discuss issues on protecting and developing the Yangtze River, and since 1994 he has been a member of the Science and Technical Committee of Changjiang Water Resources Commission. Mr. Weng Li Da graduated from Hengyang Mining and Metallurgy College (now known as Nanhua University) in 1965 with a Bachelor’s Degree in Analytical Chemistry. From December 1981 to December 1983, he was a visiting scholar at the Canada’s Centre for Inland Waters, National Water Research Institute.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: June 29, 2006	By:	/s / T.C. LEUNG
T.C. Leung, Chief Executive Officer
and Chairman of the Board